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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 39925

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Capital Markets, ~~Inc.~~ Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Woodward Avenue, 26th Floor
(No. and Street)

Detroit (City) MI (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Cooper (313) 222-4793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

777 Woodward Avenue, Suite 1000 (Address) Detroit (City) MI (State) 48226 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Capital Markets, ~~Inc.~~ Corp, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

T. MCINCHAK
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires 9/6/2011
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: 313 628 7100

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

We have audited the accompanying statement of financial condition of W.Y. Campbell & Company (the Company) as of December 31, 2009, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

February 25, 2010

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 2,792,416
Investment securities at fair value	2,999,608
Premises and equipment, net of accumulated depreciation of $1,131,215	197,321
Deferred tax asset	170,732
Other assets	1,717
Total assets	$ 6,161,794
Liabilities and shareholder's equity	
Liabilities:	
Other accrued expenses	$ 410,464
Total liabilities	410,464
Shareholder's equity	
Common stock:	
(110,000 shares authorized, 67,000 shares issued and outstanding; $1 par value)	67,000
Additional paid-in capital	5,584,835
Retained earnings	99,495
Total shareholder's equity	5,751,330
Total liabilities and shareholder's equity	$ 6,161,794

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Income

Year Ended December 31, 2009

Income	
Investment banking fees	$ 8,591,852
Interest income	3,873
Total income	8,595,725
Expenses	
Salaries and benefits	4,278,753
Occupancy and equipment cost	534,658
Intercompany expenses	489,082
Goodwill impairment	2,053,312
Other	1,184,216
Total expenses	8,540,021
Income before income taxes	55,704
Provision for income taxes	757,817
Net loss	$ (702,113)

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net loss	$ (702,113)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	134,555
Goodwill impairment	2,053,312
Decrease in deferred tax asset	34,280
Decrease in other assets	122,334
Increase in accrued expenses	160,786
Net cash provided by operating activities	1,803,154
Investing activities	
Net increase in fixed assets	(142,347)
Increase in investment securities	(2,175)
Net cash used in investing activities	(144,522)
Increase in cash	1,658,632
Cash, beginning of year	1,133,784
Cash, end of year	$ 2,792,416
Supplemental disclosure of cash flow information	
Federal income taxes paid	$ 648,618

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at January 1, 2009	$ 67,000	$ 5,584,835	$ 801,608	$ 6,453,443
Net loss and comprehensive loss	–	–	(702,113)	(702,113)
Balances at December 31, 2009	$ 67,000	$ 5,584,835	$ 99,495	$ 5,751,330

See accompanying notes.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Notes to Financial Statements

December 31, 2009

1. Organization

Comerica Capital Markets Corporation (the Company) is a wholly owned, indirect subsidiary of Comerica Incorporated. The Company provides investment banking services to clients. These services include mergers and acquisitions, divestitures, leveraged buyouts, private placements and community offerings of debt and equity securities, as well as valuation services and financial consulting. The Company is registered with the Securities and Exchange Commission (SEC) as both a broker-dealer and investment adviser.

Comerica Capital Markets Corporation does business as W. Y. Campbell & Company.

2. Significant Accounting Policies

Investment Securities

Investment securities are carried at fair value. Securities transactions and related revenues and expenses are recorded on a trade date basis and consist primarily of U.S. Treasury bills.

Premises and Equipment

Equipment is carried at historical cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

Goodwill

Goodwill is subject to impairment testing which is conducted annually and on an interim basis if events or changes in circumstances between annual tests indicate the asset might be impaired.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records an income tax expense (credit) which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return. The taxes paid reflect those amounts remitted to Comerica Bank for such settlement.

Investment Banking Fees

Revenue is recognized at the time in which a prescribed service has been completed by the Company and accepted by the customer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

On February 23, 2010, the Company paid a $5,100,000 dividend to its sole shareholder Comerica Investment Services, Incorporated.

Management evaluated subsequent events through February 25, 2010, the date the Company's financial statements were issued.

3. Goodwill

The Company performed its annual goodwill impairment analysis, as required by ASC Topic 350 *Intangibles-Goodwill & Other*, as of December 31, 2009. Strategic options currently under consideration for the Company impacted the analysis, which resulted in an impairment charge equal to the entire remaining goodwill balance. The noncash charge of $2,053,312 did not affect the Company's regulatory capital ratio.

4. Related-Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated and Comerica Management Company, a wholly owned subsidiary of Comerica Bank. Fees paid to related parties in 2009 included $489,082 for operating, accounting and administrative services, including allocated benefits. Included in other liabilities are amounts due to Comerica Management of $131,661 and due to Comerica Bank of $190,015 at December 31, 2009.

At December 31, 2009 the Company had $2,792,416 on deposit in a non-interest bearing account with Comerica Bank.

At December 31, 2009 the Company had $2,999,608 of investment securities on deposit with Comerica Securities, a wholly owned, indirect subsidiary of Comerica Incorporated.

5. Net Capital Requirements

The Company is subject to the Securities & Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness as defined.

As of December 31, 2009, the Company's net capital was $3,519,001 and its required net capital was $27,364. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.12 to 1.

6. Income Taxes

The current and deferred components of income taxes for the year ended December 31, 2009, were $723,537 and $34,280 respectively. The principal component of the deferred tax asset as of December 31, 2009 was depreciation.

7. Commitments

Rental expense for leased properties amounted to $349,535 in 2009. Future minimum payments under noncancellable obligations are as follows:

2010	$ 351,536
2011	355,524
2012	355,524
2013	355,524
2014	355,524
Thereafter	1,985,009
	$ 3,758,641

8. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $259,000 related to this plan in 2009.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4% of qualified earnings contributed by a participant (up to the current IRS compensation limit). The Corporation's match is made in cash and invested as directed by the employee. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. The Company had an expense of approximately $115,300 related to the defined contribution plan in 2009.

8. Employee Benefit Plans (continued)

On January 1, 2007, the Corporation added a defined contribution feature to its principal defined contribution plan for the benefit of substantially all full-time employees hired on or after January 1, 2007. Under the defined contribution feature, the Corporation makes an annual contribution to the individual account of each eligible employee ranging from three to eight percent of annual compensation, determined based on combined age and years of service. The contributions are invested based on employee investment elections. The employee fully vests in the defined contribution account after three years of service. The plan feature, effective January 1, 2007, requires one year of service before an employee is eligible to participate. The Company had an expense of approximately $13,500 for this plan feature in 2009.

9. Fair Value Measurements

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

The Company categorizes assets and liabilities recorded at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The Company held Level 1 U.S. Treasury Bills having a fair value of $2,999,608 as of December 31, 2009, and no Level 3 investments during the twelve months ended December 2009.

Comerica Capital Markets Corporation
(d.b.a W.Y. Campbell & Company)

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2009

Computation of net capital:	
Total shareholder's equity	$ 5,751,330
Less nonallowable assets and securities haircut	2,232,329
	$ 3,519,001
Aggregate indebtedness:	
Items included in statement of financial condition	$ 410,464
Computation of basic net capital requirement:	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 27,364
Excess net capital	$ 3,491,637
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 3,477,955
Percent of aggregate indebtedness to net capital	11.66%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009 unaudited FOCUS Part IIA Report.

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2009

Comerica Capital Markets Corporation is exempt from the Computation for Determination of Reserve Requirements for Broker/Dealers under Rule 15c3-3 of the Securities & Exchange Commission because of exemption provided under Rule 15c3-3(k)(1),(2).

Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2009

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2009.

ERNST & YOUNG

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-5495
Tel: 313 628 7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Comerica Capital Markets Corporation
(d.b.a. W.Y. Campbell & Company)

In planning and performing our audit of the financial statements of W.Y. Campbell & Company (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States , we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Comerica Capital Market Corporation
(d.b.a. W.Y. Campbell & Company)
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP


ERNST & YOUNG